

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2020

Gordon Roth
Chief Financial Officer
Roth CH Acquisition I Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

      Re: Roth CH Acquisition I Co.
          Draft Registration Statement on Form S-1
          Submitted December 24, 2019
          CIK No. 0001796303

Dear Mr. Roth:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 24, 2019

General

1.   We note that Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC appear to be your affiliates. Please tell us whether Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC will be making a market in the securities. If so, amend the registration statement to register the market-making activities of Roth Capital and Craig-Hallum Capital, including the footnote to the fee table and alternate pages for the market-making prospectus.

Our Business Combination Process, page 62

2.   Please clarify the obligation of insiders or affiliates to deposit additional funds of

$750,000 into the trust account in order to extend the time available to consummate your initial business combination. Disclosure in the fourth paragraph of this section and elsewhere in the prospectus states that in order to extend the time, they "must" deposit these funds in to the trust account, but also that they are not obligated to fund the trust account and that if some but not all decide to extend the time, such insiders "may" deposit the entire amount required.

Fair Market Value of Target Business or Businesses, page 66

3.   Please clarify the nature of the fairness opinion required for a business combination with an affiliated entity. Disclosure here and on page 31 in the risk entitled "We may engage in our initial business combination with one or more target businesses . . ." suggests this opinion would address the fairness of the transaction to stockholders, whereas disclosure on page 7 under "Our Business Combination Process" suggests that the opinion would address the fairness of the transaction to the company.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction